Exhibit 99.03

Citigroup invests in certain complex investment company structures known as Master-Feeder funds by making direct investments in the Feeder funds. Feeder funds record their net investment in the Master-Feeder fund, which is the sole or principal investment of the Feeder fund, and do not consolidate the Master Fund. Citigroup consolidates Feeder funds where it has a controlling interest. At December 31, 2006, the total assets of Citigroup’s consolidated Feeder funds amounted to approximately $2.9 billion.

The unaudited condensed financial statements and notes of Tribeca Global Investments L.P. (Tribeca), a Master Fund, in which Citigroup has an overall majority interest through a controlled Feeder fund, are presented for purposes of additional analysis but should be considered in relation to the consolidated financial statements Citigroup taken as a whole. Citigroup has not consolidated approximately $6.2 billion of assets and liabilities of Tribeca. Tribeca’s financial information is presented as of November 30, 2006 and for the twelve months then ended (Tribeca’s fiscal reporting period and the most current information available to Citigroup).

Tribeca Global Investments L.P.

(A Cayman Islands Exempted Limited Partnership)

Statement of Assets, Liabilities and Partners’ Capital (Unaudited)

(in millions of dollars)	November 30, 2006
Assets
Investments owned, at fair value (cost $3,851) (Note 3)	$3,967
Unrealized gains on derivatives, at fair value	179
Investments in Portfolio Funds, at fair value (cost $868) (Note 4)	919
Securities purchased under agreements to resell	2,394
Other assets	366

Total assets	$7,825

Liabilities and Partners’ Capital
Investments sold short, at fair value (proceeds $3,258) (Note 3)	$3,322
Unrealized losses on derivatives, at fair value	214
Securities sold under agreements to repurchase	1,981
Other liabilities	177

Total liabilities	$5,694
Partners’ Capital	$2,131

Total Liabilities and Partners’ Capital	$7,825

Tribeca Global Investments L.P.

(A Cayman Islands Exempted Limited Partnership)

Condensed Statement of Operations (Unaudited)

(in millions of dollars)	Year Ended November 30, 2006
Investment income
Income
Interest	$258
Dividends	38

$296

Expenses
Interest	$209
Dividends	30
Other	7

$246

Net investment income	$50

Net realized and unrealized gain on investments	$122

Net income	$172

Condensed Notes to Financial Statements (Unaudited)

1.	Organization

Tribeca Global Investments L.P. (the “Master Fund”) is an exempted limited partnership under the laws of the Cayman Islands. The primary investment objective of the Master Fund is the appreciation of its assets through purchases and sales of domestic and foreign financial instruments utilizing various investment strategies. The Master Fund operates under a “Master-Feeder” structure whereby its limited partners are various Feeder Funds.

2.	Significant Accounting Policies

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The following is a summary of the significant accounting policies followed by the Master Fund.

Accounting

The Master Fund records its investment transactions and related revenues and expenses on a trade date basis.

Valuation

Quoted securities listed on a national securities exchange and that are freely transferable or traded over-the-counter (including derivative instruments) are marked to market at the close of the principal market for such securities or, if no such transaction reports are available, at the mean between the last published dealer bid and ask quotations. All securities or other investments that are not quoted on any recognized exchange or over-the-counter market, or where in management’s reasonable opinion the published quote is considered unreliable or inappropriate, are valued at fair value by the Investment Manager using various methods, including: use of reasonable judgment based on average bid and offer prices based on quotations furnished by dealers or market makers; pricing models utilizing market inputs and volatility assumptions; and reference to the prices of underlying assets.

Because of the inherent uncertainty of valuation for the investments described above, the estimate of fair value may differ from the values that would have been used had a ready market existed, and the difference could be material.

Income and Expense Recognition

Purchases and sales of securities and financial instruments, and their related income and expense, are recorded on a trade-date basis with net trading gains and losses recognized in the statement of operations. Interest income and interest expense are recorded on the accrual basis. Dividend income and dividend expense are recorded on the ex-dividend date, net of withholding taxes. Expenses are recorded on the accrual basis as incurred. Premiums and discounts on debt investments are amortized based on criteria determined in good faith by the General Partner over the remaining lives of the respective securities using the interest method.

Income Taxes

The Master Fund is a Cayman Islands exempted limited partnership. Under the current laws of the Cayman Islands, there are no income, estate, transfer, sale or other taxes payable by the Master Fund. The Master Fund is taxed as a partnership for U.S. Federal income tax purposes, and as such, is not subject to income taxes.

Investments Sold Short

The Master Fund engages in “short sales” as part of its investment activities. The Master Fund is required to return securities equivalent to those borrowed for the short sale at the lender’s demand. Pending the return of such securities, the Master Fund is required to deposit with the lender as collateral the proceeds of the short sale plus additional cash or securities. The amount of the required deposit is adjusted periodically to reflect any change in the market price of the securities that the Master Fund is required to return to the lender.

Withdrawals Payable

The Master Fund recognizes withdrawals as liabilities, when the amount is requested. As a result, withdrawals paid after the end of the year where the withdrawal request was received prior to year-end are reflected as due to withdrawing partners at November 30, 2006.

3.	Investments

Master Fund investments owned and sold short at fair value include:

(in millions of dollars)	Owned	Sold Short
Bonds	$2,239	$2,342

Common and preferred stock	1,721	976

Options	7	4

Total	$3,967	$3,322

4.	Portfolio Funds

Investments in Sub-Masters

During the year ended November 30, 2006, the General Partner created five legal entities (collectively the “Sub-Master Funds”) based on specific trading strategies and contributed assets and liabilities related to those strategies from the Master Fund to the Sub-Master Funds. In addition, during the year the Master Fund made direct investments into Tribeca Global Convertible Investments Ltd., an existing fund managed by the General Partner.

Summarized information at November 30, 2006 reflecting the fair value of total assets, total liabilities, net capital and the Master Fund’s interest in each of the Tribeca Sub-Master Funds as well as Tribeca Global Convertibles Investments, Ltd. is shown in the following table:

(in millions of dollars)	Total Assets	Total Liabilities	Net Capital	Master Fund Interest in Net Capital
Tribeca Asian Equity L.P.	$139	$21	$118	$110
Tribeca Asian Macro L.P.	138	6	132	123
Tribeca Asian Long Short L.P.	151	34	117	108
Tribeca Utilities Long Short L.P.	574	322	252	231
Tribeca Technology Long Short L.P.	437	239	198	180

Total Sub-Master Funds	$1,439	$622	$817	$752
Tribeca Global Convertible Investments Ltd.	1,120	815	305	167

Total Investment in Portfolio Funds	$2,559	$1,437	$1,122	$919

The notional amount of all Portfolio Funds derivative contracts is approximately $2.7 billion representing trading activities in various interest rate, foreign exchange and equity instruments.

5.	Financial Instruments

In the normal course of business, the Master Fund enters into trading activities which include, but are not limited to, futures, forwards, call and put options, warrants, swaps and contracts for differences, all of which are forms of derivative financial instruments. Derivative financial instruments are generally used by the Master Fund to manage underlying portfolio risks, such as interest, currency, credit and market risks. The Master Fund manages the risks associated with derivatives on an aggregate basis, along with the risks associated with its trading activities and as part of its overall risk management policies. The notional amount of all Master Fund derivative contracts is approximately $18.8 billion.

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